AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS OF

NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.

Article II of the Amended and Restated By-Laws of Neuberger Berman Real Estate Income Fund Inc., is hereby amended by adding a new Section 12 to Article II that states:

Section 12.  Lola Brown Trust No. 1B Tender Offer. As allowed by Section 3-702(b) of the Maryland Control Share Acquisition Act (“MCSAA”), the provisions of the MCSAA will not apply to the voting rights of shares of common stock of the Corporation that are acquired by Lola Brown Trust No. 1B (“Lola Trust”) and/or its associates (as defined in Section 3-701(c) of the MCSAA) pursuant to the Revised Tender Offer.

“Revised Tender Offer” is the revised tender offer, including a revised letter of transmittal, made by the Lola Trust for any and all of the shares of common stock of the Corporation, subject to a minimum condition that after consummation of the tender offer the Lola Trust would own a majority of the outstanding shares of the Corporation, at a purchase price per share of common stock of the Corporation payable in cash equal to 99.0% of the Corporation’s net asset value, as determined by the Corporation’s fund administrator in the ordinary course using its regular procedures, at the close of trading on the New York Stock Exchange as of the date upon which the Lola Trust accepts tendered shares of common stock of the Corporation for payment under and pursuant to the terms and conditions of the Revised Tender Offer and on the other terms and conditions set forth in Exhibit 1 to the Agreement of Compromise, Settlement and Release dated August 17, 2007 among the Corporation and Lola Trust, Ernest Horejsi Trust No. 1B, Badlands Trust Company, Stewart Horejsi, Susan Ciciora and Larry Dunlap.

Adopted by the Board of Directors at its meeting on August 20, 2007.

        DC-973413 v3 0307061-0100